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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 5)

SCHERING AKTIENGESELLSCHAFT
(Name of Issuer)

Ordinary Shares, no par value
(Title of Class of Securities)

DE0007172009
(CUSIP Number of Class of Securities)

American Depositary Shares
(each representing one Ordinary Share)
(Title of Class of Securities)

806585204
(CUSIP Number of Class of Securities)

Dr. Roland Hartwig
Bayer Aktiengesellschaft
Bayerwerk, Gebaeude W11
Kaiser-Wilhelm-Allee
51368 Leverkusen
Germany
+49 (214) 3081195
(Name, Address and Telephone Number of Person Authorized to Receive
Notices and Communications on Behalf of the Person(s) Filing Statement)

With copies to:

Charles Nathan, Esq. John E. Sorkin, Esq. Latham & Watkins LLP 885 Third Avenue New York, New York 10022 (212) 906-1200	Dr. Joachim von Falkenhausen Dr. Stefan Widder Latham & Watkins LLP Warburgstrasse 50 20354 Hamburg, Germany +49 (40) 414030

July 12, 2006
(Date of Event Which Requires Filing of this Statement)

        If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note:    Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

CUSIP No. DE0007172009, 806585204	13D

1.	Names of Reporting Persons Dritte BV GmbH I.R.S. Identification No. of above person (entities only)

2.	Check the Appropriate Box if a Member of a Group			(a) ☐
(b) ☐

3.	SEC Use Only

4.	Source of Funds AF

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
☐

6.	Citizenship or Place of Organization Federal Republic of Germany

Number of Shares		7.	Sole Voting Power 0
Beneficially
Owned by Each		8.	Shared Voting Power 176,546,481
Reporting
Person With		9.	Sole Dispositive Power 0

		10.	Shared Dispositive Power 176,546,481

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 176,546,481

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares
☐

13.	Percent of Class Represented by Amount in Row (11) 92.4323%(1)

14.	Type of Reporting Person (See Instructions) OO

(1)
The calculation of the foregoing percentage is based on 191,000,875 outstanding bearer shares ("Shares") with no par value of Schering Aktiengesellschaft ("Schering AG"), including Shares represented by American Depositary Shares ("ADSs").

CUSIP No. DE0007172009, 806585204	13D

1.	Names of Reporting Persons Bayer Aktiengesellschaft I.R.S. Identification No. of above person (entities only)

2.	Check the Appropriate Box if a Member of a Group			(a) ☐
(b) ☐

3.	SEC Use Only

4.	Source of Funds WC, BK, OO

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
☐

6.	Citizenship or Place of Organization Federal Republic of Germany

Number of Shares		7.	Sole Voting Power 0
Beneficially
Owned by Each		8.	Shared Voting Power 176,546,481
Reporting
Person With		9.	Sole Dispositive Power 0

		10.	Shared Dispositive Power 176,546,481

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 176,546,481

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares
☐

13.	Percent of Class Represented by Amount in Row (11) 92.4323%(2)

14.	Type of Reporting Person OO

(2)
The calculation of the foregoing percentage is based on 191,000,875 outstanding Shares, including Shares represented by ADSs.

        This Amendment No. 5 amends and supplements the statement on Schedule 13D, filed with the Securities and Exchange Commission (the "SEC") on June 19, 2006 (as amended by Amendment No. 1, Amendment No. 2, Amendment No. 3 and Amendment No. 4 and as may be further amended from time to time, the "Schedule 13D"), with respect to the outstanding bearer shares with no par value ("Shares"), including Shares represented by American Depositary Shares ("ADSs"), of Schering Aktiengesellschaft, a German stock corporation ("Schering AG"). Each item below amends and supplements the information disclosed under the corresponding item of the Schedule 13D. Unless otherwise indicated herein, terms used but not defined in this Amendment No. 5 shall have the same respective meanings herein as are ascribed to such terms in the Schedule 13D.

Item 2. Identity and Background

        Item 2 of the Schedule 13D is hereby amended by supplementing it with the following:

        From 9:00 a.m. New York time on June 27, 2006 through 12:00 p.m. New York time on July 12, 2006, Purchaser acquired 5,557,083 Shares (including Shares represented by ADSs), including 4,122,888 Shares (including Shares represented by ADSs) tendered during the Additional Acceptance Period.

Item 3. Source and Amount of Funds or Other Consideration

        Item 3 of the Schedule 13D is hereby amended by deleting the lead-in sentence thereof and replacing it with the following:

        The aggregate purchase price of EUR 15,540,843,126.61 for the acquisition of the 176,546,481 Shares (including Shares represented by ADSs) beneficially owned by the Reporting Persons was funded, as follows:

Item 5. Interest in Securities of the Issuer

        The information set forth in Item 5 of the Schedule 13D is hereby deleted and restated in its entirety as follows:

        (a) and (b)—The information contained on the cover pages of this Schedule 13D is incorporated herein by reference. Purchaser is the direct beneficial owner of 176,546,481 Shares as of 12:00 p.m. New York time on July 12, 2006, representing approximately 92.4323% of all Shares (including Shares represented by ADSs) outstanding, including 4,122,888 Shares (including Shares represented by ADSs) tendered during the Additional Acceptance Period.

        Bayer AG, as the holder of all equity interests in Purchaser, has the power to vote and dispose of securities held by Purchaser, and therefore may be deemed to have shared voting and dispositive power over the Shares beneficially owned by Purchaser.

        Klaus Kühn, a member of the supervisory board of Bayer AG, beneficially owned 18 Shares, all of which the Reporting Persons believe were tendered in the Offer.

        Except as described above, none of the Reporting Persons nor, to the knowledge of the Reporting Persons, any person named in Item 2 hereof has beneficial ownership of any Shares, including Shares represented by ADSs.

        (c)—From 9:00 a.m. New York time on June 9, 2006 through 12:00 p.m. New York time on July 12, 2006, Purchaser acquired 176,546,481 Shares. Except as described in this Schedule 13D, pursuant to the Tender Agreement or as otherwise set forth on Schedule C, none of the Reporting Persons nor, to the knowledge of the Reporting Persons, any person named in Item 2 hereof has engaged in any transaction during the past 60 days in any Shares, including Shares represented by ADSs.

        (d)—Not applicable.

        (e)—Not applicable.

Schedule C

        Schedule C of the Schedule 13D is hereby amended as follows:

        1.     The following information is added to the end of the table of purchases made by the Reporting Persons and the persons named in Item 2 of this Schedule 13D in the open market during the past 60 days:

Name	Date	Number of Shares or ADS	Price per Share or ADS
Purchaser	June 27, 2006	222,488	EUR 89.00
Purchaser	June 28, 2006	82,490	EUR 89.00
Purchaser	June 29, 2006	220,000	EUR 89.00
Purchaser	June 30, 2006	150,070	EUR 89.00
Purchaser	July 5, 2006	496,558	EUR 89.00
Purchaser	July 7, 2006	912	EUR 88.67
Purchaser	July 7, 2006	2,862	EUR 88.69
Purchaser	July 7, 2006	380	EUR 88.70
Purchaser	July 7, 2006	2,068	EUR 88.72
Purchaser	July 7, 2006	430	EUR 88.73
Purchaser	July 7, 2006	500	EUR 88.74
Purchaser	July 7, 2006	3,091	EUR 88.75
Purchaser	July 7, 2006	959	EUR 88.77
Purchaser	July 7, 2006	1,300	EUR 88.79
Purchaser	July 7, 2006	6,011	EUR 88.80
Purchaser	July 7, 2006	310	EUR 88.81
Purchaser	July 7, 2006	1,483	EUR 88.82
Purchaser	July 7, 2006	4,656	EUR 88.83
Purchaser	July 7, 2006	1,819	EUR 88.84
Purchaser	July 7, 2006	1,539	EUR 88.85
Purchaser	July 7, 2006	2,024	EUR 88.86
Purchaser	July 7, 2006	571	EUR 88.87
Purchaser	July 7, 2006	1,349	EUR 88.88
Purchaser	July 7, 2006	4,819	EUR 88.89
Purchaser	July 7, 2006	6,190	EUR 88.90
Purchaser	July 7, 2006	8,585	EUR 88.91
Purchaser	July 7, 2006	4,248	EUR 88.94
Purchaser	July 7, 2006	16,815	EUR 88.95
Purchaser	July 7, 2006	3,000	EUR 88.96
Purchaser	July 7, 2006	1,100	EUR 88.98
Purchaser	July 7, 2006	4,604	EUR 88.99
Purchaser	July 7, 2006	23,678	EUR 89.00
Purchaser	July 10, 2006	321	EUR 88.91
Purchaser	July 10, 2006	7,166	EUR 88.93
Purchaser	July 10, 2006	3,904	EUR 88.94
Purchaser	July 10, 2006	9,104	EUR 88.95
Purchaser	July 10, 2006	2,000	EUR 88.96
Purchaser	July 10, 2006	3,000	EUR 88.97

Purchaser	July 10, 2006	100	EUR 88.98
Purchaser	July 10, 2006	4,422	EUR 88.99
Purchaser	July 10, 2006	25,370	EUR 89.00
Purchaser	July 11, 2006	195	EUR 88.86
Purchaser	July 11, 2006	248	EUR 88.87
Purchaser	July 11, 2006	605	EUR 88.88
Purchaser	July 11, 2006	565	EUR 88.89
Purchaser	July 11, 2006	3,113	EUR 88.90
Purchaser	July 11, 2006	2,285	EUR 88.91
Purchaser	July 11, 2006	307	EUR 88.92
Purchaser	July 11, 2006	8,124	EUR 88.93
Purchaser	July 11, 2006	15,542	EUR 88.99
Purchaser	July 11, 2006	13,212	EUR 89.00
Purchaser	July 11, 2006	5,440	EUR 89.01
Purchaser	July 11, 2006	15,854	EUR 89.02
Purchaser	July 11, 2006	5,109	EUR 89.03
Purchaser	July 11, 2006	272	EUR 89.04
Purchaser	July 11, 2006	5,889	EUR 89.05
Purchaser	July 11, 2006	7,838	EUR 89.06
Purchaser	July 11, 2006	670	EUR 89.07
Purchaser	July 11, 2006	2,873	EUR 89.08
Purchaser	July 11, 2006	356	EUR 89.09
Purchaser	July 11, 2006	219	EUR 89.10
Purchaser	July 11, 2006	309	EUR 89.12
Purchaser	July 11, 2006	2,799	EUR 89.13
Purchaser	July 11, 2006	3,419	EUR 89.14
Purchaser	July 11, 2006	215	EUR 89.15
Purchaser	July 11, 2006	2,860	EUR 89.16
Purchaser	July 11, 2006	2,501	EUR 89.17
Purchaser	July 11, 2006	1,080	EUR 89.20

        2.     The following is added to the end of Schedule C:

        In addition, Purchaser acquired 4,122,888 Shares (including Shares represented by ADSs) tendered in the Offer during the Additional Acceptance Period for an aggregate price of EUR 366,937,032.

        On April 28, 2006, Dr. h.c. Martin Kohlhaussen sold his 6,000 Shares in an open market transaction. On May 30, 2006, Prof. Dr. Dr. h.c. Ernst-Ludwig Winnacker tendered his 1,400 Shares into the Offer.

Signatures

        After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: July 12, 2006

Bayer Aktiengesellschaft
By:	/s/ DR. ROLAND HARTWIG Name: Dr. Roland Hartwig Title: General Counsel
By:	/s/ DR. ALEXANDER ROSAR Name: Dr. Alexander Rosar Title: Head of Investor Relations
Dritte BV GmbH
By:	/s/ DR. ARMIN BUCHMEIER Name: Dr. Armin Buchmeier Title: Managing Director

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